Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.
TABLE OF CONTENTS

ITEM
1.
Market announcement, dated December 20, 2007, from Ultrapar Participações S.A. to the Comissão de Valores Mobiliários (CVM) and the Bolsa de Valores de São Paulo (BOVESPA) regarding clarification request from BOVESPA on the share exchange

2.
Market announcement, dated December 20, 2007, from Refinaria de Petróleo Ipiranga S.A. to the Comissão de Valores Mobiliários (CVM) and the Bolsa de Valores de São Paulo (BOVESPA) regarding clarification request from BOVESPA on the share exchange

3.
Market announcement, dated December 20, 2007, from Distribuidora de Produtos de Petróleo Ipiranga S.A. to the Comissão de Valores Mobiliários (CVM) and the Bolsa de Valores de São Paulo (BOVESPA) regarding clarification request from BOVESPA on the share exchange

4.
Market announcement, dated December 20, 2007, from Companhia Brasileira de Petróleo Ipiranga to the Comissão de Valores Mobiliários (CVM) and the Bolsa de Valores de São Paulo (BOVESPA) regarding clarification request from BOVESPA on the share exchange

Item 1

December 20, 2007

To
Comissão de Valores Mobiliários – CVM
Bolsa de Valores de São Paulo – BOVESPA

Subject: Share exchange of the preferred and common shares of Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga – Extraordinary General Meeting Held on December 18, 2007.
Request for clarification from BOVESPA.

Dear Sirs,

In response to the request from BOVESPA (São Paulo Stock Exchange), we hereby provide the following clarifications:

1)	The final date for the exercising of the appraisal right will be January 21, 2008.

2)
Shareholders in this company dissenting from the decision made at the general shareholders meeting who wish to exercise their appraisal right should contact the company’s shareholders’ department, on (55-11) 3177-7014.

3)
As set out in item 9.1 of the Material Notice published on November 12, 2007, payment for the reimbursement of the shares will be carried out until January 24, 2008, unless there is a general shareholders meeting called by the management to ratify or reconsider the share exchange transaction, under the terms of Paragraph 3 of Article 137 of Brazilian Corporate Law.

Best regards,
André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

Item 2

December 20, 2007

To
Comissão de Valores Mobiliários – CVM
Bolsa de Valores de São Paulo – BOVESPA

Subject: Share exchange of the preferred and common shares of Refinaria de Petróleo Ipiranga S.A. – Extraordinary General Meeting Held on December 18, 2007.
Request for clarification from BOVESPA.

Dear Sirs,

In response to the request from BOVESPA (São Paulo Stock Exchange), we hereby provide the following clarifications:

4)	The final date for the exercising of the appraisal right will be January 21, 2008.

5)
Shareholders in this company dissenting from the decision made at the general shareholders meeting who wish to exercise their appraisal right should contact the company’s shareholders’ department, on (55-51) 3233-8061.

6)
As set out in item 9.1 of the Material Notice published on November 12, 2007, payment for the reimbursement of the shares will be carried out until January 24, 2008, unless there is a general shareholders meeting called by the management to ratify or reconsider the share exchange transaction, under the terms of Paragraph 3 of Article 137 of Brazilian Corporate Law.

Best regards,
Sérgio Roberto Weyne Ferreira da Costa
Investor Relations Officer

Item 3

December 20, 2007

To
Comissão de Valores Mobiliários – CVM
Bolsa de Valores de São Paulo – BOVESPA

Subject: Share exchange of the preferred and common shares of Distribuidora de Produtos de Petróleo Ipiranga S.A. – Extraordinary General Meeting Held on December 18, 2007.
Request for clarification from BOVESPA.

Dear Sirs,

In response to the request from BOVESPA (São Paulo Stock Exchange), we hereby provide the following clarifications:

7)	The final date for the exercising of the appraisal right will be January 21, 2008.

8)
Shareholders in this company dissenting from the decision made at the general shareholders meeting who wish to exercise their appraisal right should contact the company’s shareholders’ department, on (55-51) 3216-4391.

9)
As set out in item 9.1 of the Material Notice published on November 12, 2007, payment for the reimbursement of the shares will be carried out until January 24, 2008, unless there is a general shareholders meeting called by the management to ratify or reconsider the share exchange transaction, under the terms of Paragraph 3 of Article 137 of Brazilian Corporate Law.

Best regards,
Sérgio Roberto Weyne Ferreira da Costa
Investor Relations Officer

Item 4

December 20, 2007

To
Comissão de Valores Mobiliários – CVM
Bolsa de Valores de São Paulo – BOVESPA

Subject: Share exchange of the preferred and common shares of Companhia Brasileira de Petróleo Ipiranga – Extraordinary General Meeting Held on December 18, 2007.
Request for clarification from BOVESPA.

Dear Sirs,

In response to the request from BOVESPA (São Paulo Stock Exchange), we hereby provide the following clarifications:

10)	The final date for the exercising of the appraisal right will be January 21, 2008.

11)
Shareholders in this company dissenting from the decision made at the general shareholders meeting who wish to exercise their appraisal right should contact the company’s shareholders’ department, on (55-21) 2574-5308.

12)
As set out in item 9.1 of the Material Notice published on November 12, 2007, payment for the reimbursement of the shares will be carried out until January 24, 2008, unless there is a general shareholders meeting called by the management to ratify or reconsider the share exchange transaction, under the terms of Paragraph 3 of Article 137 of Brazilian Corporate Law.

Best regards,
Sérgio Roberto Weyne Ferreira da Costa
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 21, 2007

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Clarification request market announcements to CVM and BOVESPA)